787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 27, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SunAmerica Income Funds
Pre-Effective Amendment No.1 to Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of SunAmerica Income Funds (the “Registrant”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No.1 (the “Amendment”) to the Registrant’s Registration Statement on Form N-14 (File No. 333-197679) filed on July 28, 2014 (the “Registration Statement”) relating to the proposed acquisition by the SunAmerica U.S. Government Securities Fund (the “U.S. Government Securities Fund”), a series of the Registrant, of all of the assets and liabilities of the SunAmerica GNMA Fund, a series of the Registrant, in exchange for Class A, Class B and Class C shares of the U.S. Government Securities Fund.

The Amendment is being filed solely for the purpose of updating the series and class identifiers set forth in the submission header for the Registration Statement. An updated consent of the Registrant’s independent registered public accounting firm is filed as an exhibit to the Amendment. As discussed with the staff of the SEC (the “Staff”), concurrently herewith, by separate letter, the Registrant has filed a request for acceleration of effectiveness of the Registration Statement for Wednesday, August 27, 2014.

Should members of the Staff have any questions regarding the enclosed materials, they should call the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Kathleen Fuentes, SunAmerica Asset Management, LLC
Thomas D. Peeney, SunAmerica Asset Management, LLC
Margery K. Neale, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP

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